Mail Stop 3561

July 21, 2008

Jordan Starkman
President
Pay By The Day Holdings, Inc.
193 Jardin Drive
2nd Floor West
Concord, ON L4K 1X5

> **Re:** **Pay By The Day Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2008**
> **File No. 333-149552**

Dear Mr. Starkman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one from our letter dated March 26, 2008. However, we continue to believe that the offering for resale of the shares owned by Maxwell Network Group, Inc. and Itamar Cohen as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Please revise your registration statement to offer the common stock held by affiliates at a fixed price for the duration of the offering. Please also revise your prospectus to make clear that the affiliates are underwriters of the securities they are offering. If you disagree with our determination, please provide your analysis for determining that the resale by affiliates is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation No. 29 under Securities Act Rule 415 in our "Compliance and Disclosure Interpretations" located at www.sec.gov.

Prospectus Summary, page 2

2. Consistent with prior comment five of our letter dated March 26, 2008, please move this information as well as the Summary Financial Data so that it follows the Prospectus Cover page information, which currently appears on page 3. Please also comply with prior comments 6-8 of our letter dated March 26, 2008 as it does not appear that you made these changes on the Prospectus Cover page.

Summary Financial Data, page 2

3. We note the disclosure in the paragraph below the summary financial data that the company may not be able to continue to finance customers' purchases. It appears from reading the business description that the ability to finance customers' purchases is a fundamental piece of the company's business plan. Please include a discussion in the business section, and as appropriate in Management's Discussion and Analysis of Financial Condition and Results of Operations, describing whether the company believes it will have sufficient resources to finance purchases, and if not, how the company intends to modify its business plan as a result.

Risk Factors, page 4

4. In the risk factor entitled, "Our auditor has expressed substantial doubt as to our ability to continue as a going concern," you state that your inability to generate revenues may impact your "initial go to market strategy." Please revise to clarify what you mean by this statement.

Determination of Offering Price, page 6

5. We note your revisions in response to prior comment 12 of our letter dated March 26, 2008, however, it does not appear that you have made consistent revisions to your disclosure. See, for example, the first sentence of the second paragraph under this heading which continues to state "[t]he offering price of the shares of our common stock has been determined arbitrarily by us…." Please revise.

Selling Shareholders, page 7

6. It appears that after the offering each of Maxwell Network Group Inc. and Mr. Cohen will continue to own 50,000 shares of common stock of the company. However, under the column "Shares of common stock owned after offering," such ownership is listed at zero shares. Please advise or revise.

Description of Business, page 10

7.   We note your revisions in response to prior comment 20 from our letter dated March 26, 2008 and your belief that you will be able to capture a large percentage of the Canadian market for secured credit cards. Please revise to elaborate upon your basis for this belief and provide an explanation of what you mean by the "Canadian landscape for secured credit card products," as you discuss on page 14.

8.   We note your response to prior comment 25 from our letter dated March 26, 2008. However, it is still unclear from the disclosure what you mean by the term "finance partner." Please revise to clearly state what role The Credit Group plays in your credit operations and how the credit they have the ability to extend differs from what you and Peoples Trust can offer. Further, we note the disclosure that there is no relationship between the company and The Credit Group other than as a third party service provider. Please revise the document to use a term other than "partner" which we believe is confusing to investors.

9.   In your description of your relationship with TCG, you state that they will "expedite your growth process" and that your success depends upon "your ability to generate a high volume of credit worthy customers who will be approved for credit." Please revise to elaborate upon why TCG plays such an important role in your growth and success as your existing disclosure does not make this clear. For example, please explain whether your relationship with TCG will generate more income by virtue of fees received for each approved financing applicant or because availability of credit will cause your clients to purchase more of your products or both.

10.   Please revise to discuss your reference to the Conditional Sales Contract Program and what your references to "contract amounts" are intended to mean. An example might be helpful in this regard.

PBTD CreditPlus Secured Credit Card, page 12

11.   We note your indication here that "everyone who applies for the CreditPlus card is approved" except for certain applicants. We also note your indication on page 10 that you have had customers apply for the card but you currently have no customers signed up to the program and have no security deposits being held in trust. Please revise your disclosure to explain why you have no customers signed up to the program in light of your statements regarding the ease of the application process.

Revenue Stream, page 14

12. In addition to discussing fees for the CreditPlus secured credit card please clarify other fees earned on credit purchases using the People's Trust Master Card program and The Credit Group. For example please disclose the fees you earn from customer purchases under on subsequent credit purchases. If no fees subsequent to application and approval are earned please plainly state this fact.

Customer Profile, page 15

13. Please clarify whether the description of the "typical customer" is true currently or what the company expects in the future.

Revenue Breakdown, page 15

14. We note that you have disclosed how the company achieves its sales of products. Please also disclose either as a dollar amount or a percentage, the amount of revenue that the company earns from the various credit programs that it offers.

Market for Common Equity and Related Stockholder Matters, page 15
Rule 144 Shares, page 16

15. Please provide the information in this paragraph as of a more recent date.

Pay By The Day Holdings, Inc. and Subsidiary Consolidated Financial Statements

16. Please update the financial statements and related financial information included in the filing as required by Regulation S-X.

Consolidated Statements of Operations and Comprehensive Loss, page F-3

17. You disclose you do not generate interest revenue in paragraph three on page 18. Please tell us why you present interest revenue with other revenue generating activities in your operating statement and table of select financial data. If this is interest on available for sale securities we would expect to see it classified below operating activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 18

18. We note your response to prior comment 57 from our letter dated March 26, 2008. However, the disclosure is still insufficient. Please provide additional detail

regarding the company's results of operations. For example, please provide a breakdown of the components of the company's revenue, including any increases or decreases within such components. Please also provide the components of operating expenses. See Item 303(a) of Regulation S-K.

Capital Resources and Liquidity, page 18

19. Please add a discussion explaining your use or intended use of the proceeds raised by your unregistered common share sales that occurred between September 2007 and December 2007.

Directors, Executive Officers, Promoters and Control Persons, page 19

20. We note the disclosure that Mr. Starkman was the "top sales person" at The Buck A Day Company. Please also disclose that The Buck A Day Company filed for bankruptcy protection. In the alternative, please remove the characterization of Mr. Starkman's position as the "top" salesman.

21. We note your response to prior comment 61 from our letter dated March 26, 2008. In an appropriate place in your disclosure, please considering disclosing your web-site address, consistent with Item 101(h)(5)(iii) of Regulation S-K. In doing so, please disclose the history of Buck a Day Company and how you came to acquire its web-site address. Please also disclose that you acquired the Buck A Day 800 telephone numbers after the company went bankrupt.

Executive Compensation, page 19

22. We re-issue prior comment 63 from our letter dated March 26, 2008, considering it appears that you continue to make references to multiple officers and directors throughout this discussion. See, for example, your introductory paragraph to this discussion, which refers to the compensation "paid to the named executive officers" as well as the disclosure that appears under "Compensation of Directors" and " Employment Agreements."

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

23. We note your response to prior comment 65 from our letter dated March 26, 2008 that you have revised this disclosure to include the debt extinguished to a company controlled by the director, including the name of the company and director, however, we are unable to locate this information. Please revise.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin, LLP